Exhibit 12


THE MONTANA POWER COMPANY

Computation of Ratio Earnings to Fixed Charges
(Dollars in Thousands)


	   Twelve Months
	      Ended
	September 30,1996

Net Income	$ 72,594
,
Income Taxes	   37,983
	$ 110,577



Fixed Charges:
	Interest	$ 49,468
	Amortization of Debt Discount,
		Expense and Premium	1,570
	Rentals	  34,585
			$ 85,623



Earnings Before Income Taxes
	and Fixed Charges	$196,200



Ratio of Earning to Fixed Charges	    2.29 x